Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders

To be held on November 20, 2026 at 10:00 a.m. Beijing Time (November 19, 2026 at 9:00 p.m. Eastern Time)

The undersigned hereby appoints Yingkai Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares and Class B Ordinary Shares of Mingteng International Corporation Inc. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2 and 3 of the EGM.

Item 1

By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares (the “Class A Ordinary Shares”) and Class B Ordinary Shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00005 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.00025 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.00025 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on December 2, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, comprising of 998,000,000 Class A Ordinary Shares of par value US$0.00005 each and 2,000,000 Class B Ordinary Shares of par value US$0.00005 each.

TO: US$50,000 divided into 200,000,000 shares of par value US$0.00025 each, comprising of 199,600,000 Class A Ordinary Shares of par value US$0.00025 each and 400,000 Class B Ordinary Shares of par value US$0.00025 each.

☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Item 1, to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) in the form of the Amended and Restated Memorandum and Articles of Association attached as Appendix A to the proxy statement (the “Post-Consolidation M&A”), to reflect the Share Consolidation effected pursuant to Item 1 (the “Amendment and Restatement of M&A Following the Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Item 1 and Item 2 (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite #140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy. Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/mingteng.

Consent to electronic delivery of proxy material: __________________________ (email address).

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